Exhibit 99.1

Luckin Coffee Inc. Announces Change to Board of Directors

BEIJING, May 23, 2024 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced a change to the Board of Directors (the “Board”). The Board previously resolved that each of the Company’s directors shall have a two-year term of office and may be re-appointed by the Board upon the term expiration. The terms of Jinyi Guo, Wenbao Cao, Feng Liu, Yang Cha, Sean Shao, Weihao (Michael) Chen, Shaoqiang (Gary) Liu, Jun Liu and Qianli Liu expired in May 2024. Mr. Yang Cha informed the Board of his choice not to stand for re-appointment as a director of the Company due to personal reasons but has agreed to continue providing guidance and expertise as an external strategic advisor to the Company. The rest of the foregoing persons have been re-appointed as directors by the Board for a successive two-year period.

“I am grateful to Mr. Yang Cha for his significant contributions during his term of office. His knowledge and advice have been invaluable in propelling our goals and strategies for long-term achievements. On behalf of the Board, I extend best wishes to Mr. Cha and look forward to further collaborating with him in the future,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee.

With these changes, the Board currently consists of nine directors: Jinyi Guo, Wenbao Cao, Feng Liu, Sean Shao, Weihao (Michael) Chen, Shaoqiang (Gary) Liu, Jun Liu, Qianli Liu and Joel A. Getz. The Audit Committee of the Board consists of Feng Liu, Qianli Liu and Sean Shao, with Feng Liu serving as the Chairperson. The Compensation Committee of the Board consists of Weihao (Michael) Chen, Jinyi Guo, Feng Liu, Shaoqiang (Gary) Liu and Sean Shao, with Sean Shao serving as the Chairperson. The Nominating and Corporate Governance Committee consists of Weihao (Michael) Chen, Jinyi Guo, Jun Liu and Qianli Liu, with Weihao (Michael) Chen serving as the Chairperson.

SAFE HARBOR STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; Chinese governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449